Exhibit 99.4

DragonWave Inc. Prices U.S.$25 Million Public Offering of Units

OTTAWA, ONTARIO—(Marketwired - 09/18/13) - DragonWave Inc. (the “Company”) (TSX:DWI)(NASDAQ:DRWI), a leading global supplier of packet microwave radio systems for mobile and access networks, announced it has priced an underwritten public offering (the “Offering”) of approximately 11.9 million units (each a “Unit”) at a price to the public of U.S.$2.10 per Unit, for gross proceeds of approximately U.S.$25 million. Canaccord Genuity is acting as the sole book-running manager for the Offering.

The Company intends to use the net proceeds from the Offering to strengthen its balance sheet, to fund working capital and for general corporate purposes.

Under the terms of the Offering, each Unit consists of one common share (each, an “Offered Share”) and three quarters of one warrant (each whole warrant, a “Warrant”). Each whole Warrant entitles the holder thereof to purchase one common share of the Company at an exercise price of U.S.$2.70 for a period of five years from the closing date, subject to acceleration and adjustment. The Offered Shares and Warrants are immediately separable. The Company will not list the Warrants on the Toronto Stock Exchange or The NASDAQ Stock Market. The Offering is expected to close on or about September 23, 2013, subject to customary closing conditions, including the approval of the Toronto Stock Exchange and NASDAQ with respect to the Offered Shares and the shares issuable upon exercise of the Warrants.

The securities described above are being offered in the United States pursuant to an effective registration statement on Form F-10, including the accompanying base prospectus forming a part thereof, as supplemented by the preliminary prospectus supplement (collectively, the “U.S. Offering Documents”) and in Canada pursuant to a final prospectus supplement to a final short form base shelf prospectus dated August 29, 2013.  The Form F-10 has been previously filed with, and declared effective by, the Securities and Exchange Commission (the “SEC”), and the final short form base shelf prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada, other than Quebec, and is available on SEDAR at www.sedar.com.  The U.S. Offering Documents are available on the SEC’s web site at www.sec.gov. Copies of the U.S. Offering Documents and the final prospectus supplement relating to the Offering, when available, may be obtained from Canaccord Genuity Inc., Attn: Syndicate Department, 99 High Street, 12th Floor, Boston, MA 02110, by calling (617) 371-3900, or from the above-mentioned SEC and SEDAR websites.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave’s products is wireless network backhaul. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Caution Regarding Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws.  Forward-looking statements include statements regarding DragonWave’s public offering in the United States and Canada, the expected closing date and the anticipated use of proceeds.  These statements are subject to certain assumptions, risks and uncertainties, including market conditions and stock exchange approvals. Readers are cautioned not to place undue reliance on such statements. These statements are provided to assist external stakeholders in understanding DragonWave’s expectations as of the date of this release and may not be appropriate for other purposes. Actual results, performance, achievements or developments of DragonWave may differ materially from the results, performance, achievements or developments expressed or implied by such statements.

Risk factors, in addition to those detailed above, that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the  U.S. Offering Documents filed with the SEC and in the final short form base shelf prospectus filed with the securities regulatory authorities in each of the provinces of Canada, other than Quebec and in other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively.

Although DragonWave has attempted, in the U.S. Offering Documents and in the final short form base shelf prospectus, as supplemented, to identify important factors that could cause its actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause its results to differ from what it currently anticipates, estimates or intends. In light of these risks, uncertainties and assumptions, the forward-looking events described in this press release might not occur or might not occur when stated.

DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Contact:

Nadine Kittle

Marketing Communications

DragonWave Inc.

nkittle@dragonwaveinc.com

613-599-9991 ext 2262

Russell Frederick

CFO

DragonWave Inc.

rfrederick@dragonwaveinc.com

613-599-9991 Ext 2253

Becky Obbema

Interprose Public Relations

(for DragonWave)

Becky.Obbema@interprosepr.com

(408) 778-2024